June 29, 2007

Ms. Donna Levy

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street

Washington, D.C. 20549

Re:

Olympus Pacific Minerals Inc.

Amendment No. II to Registration Statement on Form 20-F Filed March 27, 2007

File No. 0-52324

Dear Ms. Levy:

On behalf of Olympus Pacific Minerals Inc. (the “Company”), we enclose four (4) copies of Amendment No. II to the Company’s Registration Statement on Form 20-F, dated June 29, 2007 (“Amendment”), including the exhibits, marked to show the changes from the original submission.

Responses to the comments to the Staff’s April 27, 2007 comment letter (“Comment Letter”) are located as follows:

General

1.

Please update your financial statements in accordance with Item S.A.4 of Form 20-F. Please also update the disclosure throughout your Form 20-F to include your 2006 results as appropriate.

Response:  We have updated the amended 20-F to include any publicly reported results including the results for 2006 and the quarter ended March 2007 as appropriate.

2.

Please update the disclosure, as necessary, throughout your 20-F. We note, for example, the need to update information on table no. 2 on page 7, the status of the Phuoc Son Gold Property in-house feasibility study referred to on page 41, table nos. 8 and 9 on page 52 and table 10 on page 56.

Response:  We have updated tables 2, 8,9,10 and references to the Phuoc Son study. We have also updated the other tables as required under comment 1.

Risk Factors. page 9

General

3.

We note your response to our prior comment no. 7. However, some of your risk factors still contain boilerplate disclosure that is not specific to your company. For example, in your risk factor entitled "Not all of our mineral properties contain a known commercially mineable mineral deposit," you mention proximity to infrastructure, but do not state whether in fact any of your properties will have this risk. Similarly, in the risk factor entitled "We will not be able to insure against all possible risks," you refer to labor disputes but do not specify whether you have any unionized labor. You also mention floods and earthquakes, but do not specify whether any of your properties are in flood or earthquake zones.

Response:  We have amended the wording in the first noted risk above to indicate that these factors are applicable to our properties. In the second noted risk, we have amended the wording to remove the reference to labor disputes as it is not applicable to refer to weather conditions applicable to Vietnam and have indicated that none of our properties in Vietnam is an earthquake zone and flooding may prevent access to our projects.

4.

We note your response to our prior comment no. 8, In the introductory paragraph in this section, please delete the clause "similar to those faced by other exploration and development companies in Southeast Asia...," and in the risk factor entitled "Our Stock Price could be Volatile," please delete the clause in the first sentence "like that of the common shares of many other natural resource companies...."

Response:  We have deleted the above noted clauses.

5.

Please combine risk factors that repeat similar risks. For example, it appears that the risk factors entitled "If we do not comply with all applicable regulations we may be forced to halt our business activities," and "Non-compliance with environmental regulation may hurt our ability to perform our business activities" could be combined.

Response:  We have combined these two risk factors into one risk factor.

" if we are unable to obtain and keep in good standing certain licenses, we will be unable to explore, develop or mine any of our property interests " page 11

6.

Please revise the language in this risk factor to tailor it to your specific situation and avoid boilerplate disclosure. We note that your exploration licenses for both of your properties in Vietnam have expired, Please state specifically what impact this has on your operations.

Response:  Done - refer to amended wording.

7.

"Shareholders could experience dilution of the value of their investment if we issue additional shares...," page 13, Please make this disclosure specific to your company. Please state the actual number of securities that are issuable under outstanding options and warrants and under agreements that you have signed, including your financing agreements and the joint venture agreement on the Capcapco property, as compared to the number that are currently outstanding. Please also combine this risk factor with the risk factor entitled "Future sales of common shares by existing shareholders could decrease the trading price of our common stock."

Response:  We have combined these two risk factors and are disclosing the dilution impact in the risk factor. Please note that the Capcapo final agreement has not been signed and will be signed once the due diligence procedures are completed. Consequently, the Capcapo options are not included in the dilution quantities.

"We used a pre-feasibility study and did not complete a feasibility study before making our decision to place the Ho Gan mine into production.." p 14

8.

Please update this risk factor to discuss the impairment charge of $4.28 million you took on these assets in the fourth quarter of 2006.

Response: Done – refer to updated risk factor.

Information on the Company

History and Development of  the Company, page 16

9.

We note your response to our prior comment 10. In light of the 6K filed Feb. 27, 2007 regarding your drilling program and the final phase of your due diligence, please update this disclosure. Please also state how you will fund the $200,000 in cash if you sign a formal agreement.

Response:  Done – refer to updated wording. No final agreement has been signed as of yet.

Phuoc Son Gold Property

Property Description and Location, page 23

10.

We note your response to our prior comment 13. You state that Minco has not yet contributed to the legal capital and that neither you nor NVMC are required to contribute Minco's share of the legal capital. However, this statement implies that you anticipate that Minco will contribute its legal capital. However, section 4.3 of the joint venture agreement states that Minco's legal capital contribution "will be provided by Minco by deferring its rights to receive all distributions of profits ...until its contribution to Legal Capital has been recovered in full." This section seems to imply that Minco will not actually provide any capital. Please advise and clarify your disclosure if necessary.

Response: We have amended the wording to clarify the above to indicate that Minco has not contributed to legal capital and has chosen to defer their rights to profit distribution until their contribution has been recovered in full.

Operating and Financial Review and Prospects

Results of Operations, page 42

11.

Please discuss, for at least the current financial year, any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on your sales, income, profitability, liquidity or capital resources. As one example, we note that your loan with at Macquarie Bank matures on July 31, 2007, unless extended by the bank for another year. Please discuss the effect on your operations if the bank does not extend the loan.

Response:  We have further updated the wording on the loan discussion to address your question.

Liquidity and Capital Resources, page 44

12.

We note your response to our prior comment 20. Please state that the loan is secured and describe the security, and identify the guarantors of the loan.

Response: We have indicated that the loan is secured and identified the guarantors of the loan.

13.

We note your response to our prior comment 21. Please supplementally tell us if. Vietnam limits in any way the transfer of profits from your subsidiaries to you. If there is any limitation, please describe it in the registration statement.

Response:  Done. Refer to inserted paragraph 4 under Item 5B.

Directors Senior Management and Employees, page 46

14.

We note your response to our prior comment 22. Please state in this section that Zedex has the right to nominate two directors, and identify the directors that were nominated by Zedex.

Response:  Zedex nominated David Kennedy and John Seton. Mr. Kennedy had resigned and Zedex has chosen not to replace him. This response has been inserted under Item 6C.

Termination Agreements for Directors and Senior Officers\page 49

15.

In your descriptions of the agreements regarding the services of each of Messers Seton, Patterson and Barclay, please describe the payments that will be made upon a change of control, as specified in section 5(h) of each of the agreements.

Response:  Done – inserted under Item 6B1 under their respective descriptions.

16.

We note that the agreements for the services of Messers. Seton and Patterson have two year terms that expire in July 2007. Please add this disclosure and describe how you plan to address the impending expirations.

Response:  We have updated the discussions to include details on the amendments and extensions to their existing contracts and added these amendments to the current exhibits for Messers. Seton and Patterson.

17.

You state that Mr. Patterson is entitled to an annual bonus of up to a maximum of 50% of his annual fee. However section 3(b) of Mr. Patterson's agreement states that he is entitled to a half-yearly bonus of up to 50% of his annual fee. Please advise.

Response:  We have amended the wording in Item 6B1 to reflect these details.

18.

The contract that you have filed in regard to the services provided by Mr. Dahn has by its terms expired and its terms do not match the description in the Form 20F. For example, you state that Mr. Dahn receives a $150,000 annual fee, but the contract you have specifies a $132,000 annual fee. Please advise.

Response:  Please refer to the last page of the exhibit which is an amendment to the original agreement increasing the fee to $150,000 which was agreed to by Roger Dahn.

19.

Please describe the consulting contract that you have for the services provided by Mr. Tiedemann, as noted on the third risk factor on page 13, and file it as an exhibit.

Response:  Refer to description inserted under Item 6B1 and added exhibit 3.21.

Stock Option Plan, page.

20.

Please add a description of how the options may be priced under the plan (section 7) and the acceleration of vesting upon a change in control (section 8.3).

Response:  Done – wording has been inserted to address the above two points – refer to Item 6.B.2

Major Shareholders and Related Party Transactions,

Related Party Transactions, p 54

21.

Please explain why you pay royalties to Zedex Minerals, and the method for calculation of the royalty payment as stated in section (d). Please file as an exhibit the contract that relates to this payment.

Response:  An explanation of how the royalties came about and the method of calculation have been inserted into the related parties section. We have added exhibit 3.19, the Assignment Agreement, which sets out in detail the royalty.

22.

With regards to your discussion of the contract with Dragon Capital Management, please break down the amount of the $324,380 arrangement fee paid to Dragon for the debt financing and for the equity financing. You indicate that the equity financing was for up to 12.7 million shares. However, you later state that you agreed to pay Dragon a fee on the equity financing of up to $350,000 if 17 million shares were sold. Please advise and clarify whether this fee is in addition to the fee noted in the first sentence.

Response:  We have amended to further clarify the wording as there is only one fee.

23.

Please describe the terms of the recently closed equity financing in which Zedex Minerals and affiliates of Dragon purchased shares, and state the net proceeds to the company. Please file as exhibits all documents related to the financing.

Response: We have added (h) under Item 7B to detail the related party transaction. We have inserted the net proceeds amount under Item 4A, table 4, footnote 7 and under Item 7B, note (h) as well.

Additional Information Share Capital, page 59

24.

We note your response to our prior comment 34 and reissue it in part. Please identify the persons who hold options, the exercise price for each of the options and the expiration date of the options, as required by item 10.A.5.

Response: As per voicemail response from Donna Levy on June 6, 2007, the identity of employees who hold options is not a required disclosure under item 10.A.5 and that we should footnote the options number and indicate that that options are granted to employees under a stock option plan and that details of options granted to senior management and directors are disclosed in the 20-F/A under Item 6.E.1. We inserted the required footnote in the second table under Item 10A.

Memorandum and Articles of Association

Articles and Bylaws

Annual and Special Meetings, page 41

25.

You state that there are no provisions in year articles or by-laws that would have the effect of delaying, deferring or preventing a change in control. However, paragraph no, 2 of Schedule E to your articles limits how many directors may be appointed between annual meetings, which can have the effect of delaying a change of control. Please advise.

Response:  Done – we have amended the wording under Item 10B, Annual and Special Meetings, to reflect this information.

Financial Statements -December 31, 2005

Note 14 -Differences from United States Generally Accepted Accounting Principles,

26.

We note your response to prior comment 37, in which you provided details of your capitalized property costs. You indicated that under U.S. GAAP, you do not have proven and probable reserves as defined by Industry Guide 7. However, based on your cash flow analysis using value beyond proven and probable reserves (VBPP), you have concluded that there was no impairment of costs associated with the Bong Mien Central (Ho Gan) mine as of December 31, 2004 and 2005, and as of September 30, 2006, although you. advised that there is likely a material impairment in the fourth quarter 2006 for this property, which will be recorded in fourth quarter 2006, as disclosed in your subsequent event note to the September 30, 2006 financial statements.

Based on your response, it appears that you have not conducted impairment testing for U.S. GAAP purposes on the Ho Ray, Nui Kem, Tra Cot, Phuoc Son, and possibly other properties. We believe the conditions outlined in paragraph 8(e) of SFAS 144 would be pertinent in your situation and would necessitate an impairment review of all of your properties on an ongoing basis, each period as long as you report a current-period operating or cash now loss and have a history of operating or cash flow losses. Although you state that a history of operating losses would not be an indicator of it being more likely-than-not that the carrying amounts would not be recoverable, the probability aspect of your statement extends beyond the criteria outlined in subparagraph (e). The presence of these conditions alone does not constitute the impairment test that is required. You may find the guidance in EITF 04-3 helpful in attributing value to properties having no proven and probable reserves in your impairment testing. Please complete your impairment testing for U.S GAAP purposes using only information that was available at each balance sheet date, and adjust your accounting to the extent you are not able to support recoverability of the costs capitalized for each property.

Please expand your disclosure to explain how you are able to support recoverability for any remaining costs capitalized through September 30, 2006 under U.S. GAAP, as requested in prior comment 37. Additionally, please identify the specific events or changes in circumstances giving rise to your impairment conclusion on the Bong Mien (Ho Gan) property in the fourth quarter of 2006; as well as the circumstances surrounding any additional impairment charges that you may need to recognize for U.S GAAP purposes after completing your impairment testing under SFAS 144. Please make similar changes to the related disclosures in your interim financial statements.

Response:

We confirm that we carried out an impairment assessment and calculation with respect to the mineral property, fixed assets and deferred development costs associated with our one operating mine, Bong Mieu Central (Ho Gan), that has been in production since October 1, 2006 under Canadian GAAP and since June 1, 2006 under US GAAP. The key event that changed the recovery on Bong Mieu Central assets was that management determined in fourth quarter 2006 that the throughput capacity was not going to increase from 500 tonnes per day to 800 tonnes per day as originally anticipated. In fourth quarter 2006, management determined that that significant capital expenditures would be required in order to reach the 800 tonnes per day and decided not to incur these additional expenditures. As a result, an impairment charge was taken in fourth quarter 2006 of C$4.28M. We also did carry out impairment assessments on our other properties, of which all are in either exploration or development stage, to determine if any of these properties required a write down; however, if there were no indicators of impairment, we did not perform an impairment calculation as we did not consider such test was necessary or required.

With regard to SFAS 144, and particularly paragraph 8(e), we would not understand that this paragraph would apply to a pre-production stage project which is not in operation and has no revenue or cash flow. However, the Company does not consider that there were any changes in circumstances or events that would indicate that the carrying amounts may not be recoverable for our non-producing properties. Specifically, the portions of the 2006 full year and March 2007 quarter ended loss, related to non-producing properties, did not arise from the operation of these mineral properties as these properties were neither in production nor did they generate any cash flows. Losses associated with these properties resulted from exploration and development and administrative related costs which in accordance with US GAAP were written off. The Company spoke in detail with Lily Dang who indicated that paragraph 8(e) was interpreted by the SEC to mean that if a company is incurring losses, this alone would be considered a trigger that would require impairment tests on all properties even if an individual property did not have any impairment factors. We do not necessarily agree with this position but will address the comment to support the carrying value of all of the Company’s assets.

The Company’s main assets under Cdn GAAP include deferred development and exploration costs, mineral properties and capital assets that relate to the Bong Mieu and Phuoc Son properties. Bong Mieu contains one operating mine, Bong Mieu Central (Ho Gan) and two exploration areas; namely, Ho Ray and Nui Kem. In 2006, we assessed the Hogan deferred exploration and development costs, mineral property and capital assets, resulting in a $4.28M write-down the Ho Gan deferred exploration and development costs in Q4 2006. Under US GAAP, the Ho Gan mine was not impaired as all of the Company’s deferred exploration and development costs for all properties had already been expensed under US GAAP and this lower carrying amount under US GAAP was determined to be recoverable. For the mineral property value associated with Ho Ray and Nui Kem, we are actively continuing to explore in these areas and have reported historical resources that would support their associated mineral property value. To further support their valuation, refer to the fairness opinion discussion further below. For Phuoc Son, we refer to the Technical Report and the fairness opinion discussion which also supports the carrying value of the Phuoc Son mineral property value.

As of December 31, 2006, the Company does not consider the carrying amount of the mineral properties to be not recoverable or as exceeding the fair value of the asset. Please note that Tra Cot mineral property balance has already been fully written-off. The current mineral property balance includes Phuoc Son and Bong Mieu. By way of support for our conclusion we rely on, among other things, the market capitalization of the Company on the Toronto Stock Exchange, which at December 31, 2006 was $90.6 million, $47.5 million at December 31, 2005, and $34.2 million at December 31, 2004 and as the mineral properties and property, plant and equipment are the main assets in the Company (excluding cash), the market capitalization demonstrates that the fair value of the asset was substantially in excess of the carrying value at those dates.

Furthermore, the Company is satisfied that the mineral resource base has been demonstrated at Phuoc Son and Bong Mieu together with its significant exploration potential. The resource estimates in the Technical Report issued for Phuoc Son in 2004 demonstrates the existence of an estimated resource base. These estimated resources were further increased in the most recent update in March 2007. For resources and reserves with respect to Bong Mieu, refer to the November 30, 2004 Technical Report from Micon on the Bong Mieu Gold Project, Vietnam, updated by Olympus in March 2005.

The most recent economic valuation for the Phuoc Son property is detailed in the June 17, 2005 Technical Report – Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam. The valuation indicates that the project has an undiscounted cash flow in excess of the expected carrying value of the related assets under Canadian GAAP. Since this economic evaluation in the 2005 Technical Report, gold and silver market prices have increased, cost escalations have occurred, the resource base and production estimates have increased as well as the estimated capital cost of the project. Broadly speaking it is anticipated that the project will still be recoverable after applying these positive and negative changes.

With respect to Bong Mieu, the impairment test was done on the Ho Gan-related assets with the subsequent write-down. Nui Kem and Ho Ray pieces of Bong Mieu are in exploration stage so only exploration budgets and no economic valuations were included in the Technical Review from September 17, 2004. Depending on funding raised, the Company is continuing to actively explore, with a goal of expanding resources from the current base, at these two areas, Nui Kem (Bong Mieu Underground) and Ho Ray (Bong Mieu East), both of which have historical measured and indicated resources and historical inferred resources.

To support the carrying value of the Company’s assets, we also make reference to a recent fairness opinion that was issued by Blair Franklin with respect to a withdrawn merger in November 2006. We discussed this fairness opinion with Ken Schuler at the SEC who indicated that we could use this report to support the carrying value of the assets of the Company. The assessment reviews the proposed share exchange offer for Zedex Minerals Limited and in doing so reviews and assesses a net asset value of the Company and Zedex as standalone entities and also compares these net asset values to the relative market capitalizations. The net asset value incorporates the published reserves and resources of Bong Mieu (Ho Gan, Nui Kem, Ho Ray) and Phuoc Son. The net asset value also took into account the future potential value associated with the properties. The analysis also provided precedent transaction analysis showing samples of similar transactions to provide additional support for the estimated net asset values. Based on the net asset valuation and precedent transactions, the estimated net asset value of the Company exceeds the carrying value of the Company’s assets. Consequently, we would not believe any additional impairment charges are required.

Financial information, page 51 8B.

Significant Changes, page 51

27.

We note you disclose that since different criteria are applied under Canadian GAAP as compared to U.S. GAAP for determining the mine production start date, there is an additional accounting difference applicable to your interim results through September 2006 that was not present in earlier periods. You state that the Bong Mieu open pit mine went into production on July 1, 2006 under U.S. GAAP and on October 1, 2006 under Canadian GAAP. Please expand your disclosure to discuss the nature of the criteria giving rise to the timing differences between Canadian and U.S. GAAP.

Response:  As a result of new public information, the significant change section refers now to first quarter 2007 as opposed to the third quarter 2006. For response on your comment, refer to the US GAAP reconciliation note 18 to the 2006 consolidated financial statements which further expands disclosure on this difference.

Engineering Comments

Property Description and Location, page 30

28.

The last paragraph on this page includes a statement that the current exploration permit for the both properties has expired, the exploration licenses are in the process of being renewed, and the exploration activities are presently being performed under the investment license. In the event you can perform exploration activities using an investment license, please tell us why an exploration license is required. Please augment this statement in regard to your experiences applying for exploration licenses, subsequent renewals, and your expectations for a success.

Response:  We have inserted further information on the exploration license expiration impact and when the licenses are anticipated to be received.

29.

In addition please provide a table listing:

•

All your current licenses, license applications, extensions and renewals

•

Dates and duration of your current licenses

•

Dates and duration of the extensions or renewals

•

Dates concessions may be terminated or dates they need to be extended or renewed

•

Any previous history of extensions or renewals of licenses in Vietnam

Please include a statement indicating your reserves may or may not be completely mined and processed under your current license duration, without extensions or renewals, if applicable.

Response: Refer to inserted license and certificate tables under Item 4D in the General Section.

Other Comments:

We have inserted a paragraph under Item 8B to describe and quantify any new, if any, material US and Canadian accounting standard differences since December 31, 2006. Based on a January 24, 2007 telephone discussion with Lily Dang at the SEC who concurred that since we do not prepare nor do we publicly disclose US GAAP reconciliations other than for the purposes of this filing, we can disclose significant changes and are not required to do a US GAAP reconciliation note to our March 31, 2007 interim unaudited consolidated financial statements. We have a US GAAP reconciliation note in the December 31, 2006 audited consolidated financial statements. We have updated the Form 20F to include March 31, 2007 financial information as well as for any other information that has been publicly released up to the date of this letter.

The Company acknowledges that:

1.

It is responsible for the adequacy and accuracy of the disclosure in this filing;

2.

Staff comments or changes to disclosure in response to the SEC’s staff comments do not foreclose the SEC from taking any action with respect to this filing;

3.

It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call if you have any questions.

Please acknowledge receipt by faxing confirmation of receipt to (416)572-4202.

Sincerely,

“signed”

Peter Tiedemann

Chief Financial Officer

encls.